U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-04986                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN INVESTORS SECURITIES TRUST:
Franklin Floating Rate Daily Access Fund
Franklin Total Return Fund
Franklin Limited Maturity U.S. Government Securities Fund
Franklin Convertible Securities Fund
Franklin Equity Income Fund

4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

      Franklin Templeton Variable Insurance Products Trust
      Franklin Value Investors Trust
      Franklin Investors Securities Trust
      Franklin Strategic Mortgage Portfolio

and the Board of Directors of

      Franklin Custodian Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006



             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.



By:



/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER
6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date







                                                                    ATTACHMENT I

FUND                                                    PERIODS COVERED
-------------------------------------------------------------------------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Templeton Foreign Securities Fund                               May 31, 2004 - September 30, 2004
Franklin Strategic Income Securities Fund                       May 31, 2004 - September 30, 2004
Franklin Small Cap Value Securities Fund                        May 31, 2004 - September 30, 2004
Franklin Small Cap Fund                                         May 31, 2004 - September 30, 2004
Franklin Rising Dividends Securities Fund                       May 31, 2004 - September 30, 2004


FRANKLIN VALUE INVESTORS TRUST:
Franklin Balance Sheet Investment Fund                          May 31, 2004 - September 30, 2004
Franklin MicroCap Value Fund                                    May 31, 2004 - September 30, 2004
Franklin Small Cap Value Fund                                   May 31, 2004 - September 30, 2004
Franklin Large Cap Value Fund                                   May 31, 2004 - September 30, 2004

FRANKLIN INVESTORS SECURITIES TRUST:
Franklin Floating Rate Daily Access Fund                        December 31, 2003 - September 30, 2004
Franklin Total Return Fund                                      December 31, 2003 - September 30, 2004
Franklin Limited Maturity U.S. Government Securities Fund       December 31, 2003 - September 30, 2004
Franklin Convertible Securities Fund                            December 31, 2003 - September 30, 2004
Franklin Equity Income Fund                                     December 31, 2003 - September 30, 2004

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                           April 30, 2004 - September 30, 2004

FRANKLIN CUSTODIAN FUNDS, INC.:
Franklin U.S. Government Securities Fund                        March 31, 2004 - September 30, 2004
Franklin Utilities Fund                                         March 31, 2004 - September 30, 2004
Franklin Income Fund                                            March 31, 2004 - September 30, 2004
Franklin Dynatech Fund                                          March 31, 2004 - September 30, 2004
Franklin Growth Fund                                            March 31, 2004 - September 30, 2004
